

05044198

SEC ... MISSION
Washington, D.C. 20549

CM 11/30

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46571

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/04 (MM/DD/YY) AND ENDING 09/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Abacus Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

W398 N5985 Autumn Woods Drive
(No. and Street)

Oconomowoc,	WI	53066
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Fred Hohensee (262) 567-6676
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunleavy & Company, P.C.
(Name – *if individual, state last, first, middle name*)

13116 South Western Avenue,	Blue Island,	Illinois	60406
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 25 2006
THOMSON FINANCIAL



SEC MAIL
RECEIVED
PROCESSING
NOV 28 2005
WASH, D.C.
185
SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1/23/06

OATH OR AFFIRMATION

I, Frederick E. Hohensee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Abacus Investments, Inc., as of September 30, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



Signature

President

Title



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ABACUS INVESTMENTS, INC.

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT

SEPTEMBER 30, 2005

DUNLEAVY & COMPANY, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

INDEPENDENT AUDITORS' REPORT

Board of Directors
Abacus Investments, Inc.

We have audited the accompanying statement of financial condition of Abacus Investments, Inc. as of September 30, 2005 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly in all material respects, the financial position of Abacus Investments, Inc. as of September 30, 2005, in conformity with accounting principles generally accepted in the United States of America.



DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
October 11, 2005

ABACUS INVESTMENTS, INC.

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2005

ASSETS

Cash and cash equivalents	$ 1
Receivable from broker/dealers	79,346
Receivable from shareholder	3,622
TOTAL ASSETS	$ 82,969

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES	
Commissions payable	$ 56,115
SHAREHOLDERS' EQUITY	
Common stock, $.01 par value; 9,000 shares authorized, 100 shares issued and outstanding	$ 1
Additional paid-in capital	38,746
Retained earnings (deficit)	(11,893)
Total Shareholders' Equity	$ 26,854
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 82,969

The accompanying notes are an integral part of this financial statement.

ABACUS INVESTMENTS, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED SEPTEMBER 30, 2005

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company was incorporated in the state of Wisconsin on September 13, 1993. The Company is registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company's principal business activity is the sale of securities. Operations began in March, 1994.

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis.

Cash Equivalents - Cash equivalents are defined as certificates of deposit and U.S. government obligations with an original maturity date, when acquired by the Company, of less than 90 days and those securities registered under the Investment Company Act of 1940 which are comprised of cash and other short-term debt instruments and are commonly referred to as "money market funds."

Concentration of Risk - Substantially all the Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. Due to the strong credit rating of this financial institution, the Company believes it is not exposed to any significant credit risk to cash.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - INCOME TAXES

The Company has elected S Corporation status for federal income tax purposes. Income taxes are therefore the responsibility of the Company's individual shareholder.

NOTE 3 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT

The Company's customers may enter into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include securities purchased and sold on a when-issued basis (when-issued securities) and both exchanged traded and over-the-counter options. When-issued securities provide for the delayed delivery of the underlying instrument. These financial instruments are used to meet the needs of customers and are, therefore, subject to varying degrees of market and credit risk. In addition, customers may sell securities they do not own and therefore will be obligated to purchase such securities at a future date.

Since the Company enters into the foregoing transactions involving derivatives and other off-balance sheet financial instruments solely for the benefit of its customers, the Company does not bear any of the credit or market risk of those customers, with the exception of the risk to the Company should its customers fail to honor their obligations related to the foregoing derivatives and other off-balance sheet financial instruments, as mentioned below.

In order to facilitate the aforementioned transactions, as well as other transactions on behalf of its customers, the Company has entered into an agreement with another broker/dealer (Clearing Broker/dealer) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced transactions are performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. The Company is required to maintain a deposit of $15,000 with the Clearing Broker/dealer to assure the Company's performance under the agreement. The agreement may be terminated by either party at any time during the 45 days immediately preceding the conclusion of the initial period, which ends on October 2, 2007. After that initial period, the Company may terminate by providing 45 days prior written notification. If no written notification is given, the agreement will be automatically renewed for additional one-year terms. Upon termination, the

NOTE 3 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT - *(Continued)*

Company may be subject to termination fees not to exceed $10,000. Also, the Company is subject to a monthly minimum clearing charge of $2,000.

Additional provisions of the agreement state that the Company is to be held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized on the purchase or sale and any additional expenses incurred pertaining to the transaction or other customer activity.

NOTE 4 - RELATED PARTY TRANSACTIONS

Through common ownership and management, the Company is affiliated with Abacus Financial Services, Inc. (AFS), a registered investment advisor. The companies share office space, personnel and other services. Pursuant to the terms of a written agreement, AFS has paid virtually all overhead and operating expenses on the Company's behalf, except for commission expense, regulatory fees and some other miscellaneous expenses. The Company has paid management fees to AFS of $373,600 and those fees are allocated as follows in the statement of income:

Expense	Amount
Compensation and related expenses	$ 27,244
Communications	2,562
Occupancy	6,509
Other expenses	337,285
Total	$ 373,600

NOTE 4 - RELATED PARTY TRANSACTIONS - *(Continued)*

The sole shareholder of the Company has generated commission revenue but has not and will not receive any compensation for his commission production. In addition, this shareholder is also the sole shareholder of AFS and has provided office space for both Companies at a nominal charge.

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At September 30, 2005 the Company's net capital and required net capital were $15,240 and $5,000 respectively. The Company's ratio of aggregate indebtedness to net capital was 368%.